UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
------------------------------
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215

------------------------------
JOHNSON & JOHNSON
SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.    Financial Statements and Supplemental Schedules

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Schedule H, line 4a- Schedule of Delinquent Participant Contributions

Signatures

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 25, 2026

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN

Date: June 25, 2026	By:	/s/ Kristen Mulholland
Kristen Mulholland
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON SAVINGS PLAN
__________________

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2025 AND 2024

Johnson & Johnson Savings Plan
Index to Financial Statements and Supplemental Schedules

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 16

Supplemental Schedules*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	17

Schedule H, line 4a - Schedule of Delinquent Participant Contributions	18
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974  (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Johnson & Johnson Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Johnson & Johnson Savings Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2025 and for the year then ended and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 ("supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 25, 2026

We have served as the Plan’s auditor since at least 1987. We have not been able to determine the specific year we began serving as auditor of the Plan.

Johnson & Johnson Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$26,758,159,368	$23,472,930,960
Total investments	26,758,159,368	23,472,930,960
Receivables
Employee contributions	—	51,400
Employer contributions	22,346,369	—
Notes receivable from participants	96,395,432	93,770,955
Total receivables	118,741,801	93,822,355
Other assets	16,998,655	18,799,879
Total assets	26,893,899,824	23,585,553,194
Net assets available for benefits	$26,893,899,824	$23,585,553,194

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
Additions to net assets attributed to	2025
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$4,507,325,830
Contributions
Employee contributions	777,084,109
Employer contributions	291,497,088
Total additions	5,575,907,027
Deductions from net assets attributed to
Benefits paid to participants	2,335,557,439
Administrative expenses	49,388,408
Total deductions	2,384,945,847
Net increase/(decrease)	3,190,961,180

Asset transfers due to plan mergers	117,385,450
Net assets available for benefits
Beginning of year	23,585,553,194
End of year	$26,893,899,824
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan
Notes to Financial Statements

1.    Description of the Plan
General
The Johnson & Johnson Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and certain hourly employees of Johnson & Johnson ("Johnson & Johnson” or the “Company”) and certain domestic subsidiaries.  The Plan was designed to enhance the existing retirement program of eligible employees.  The Plan is administered by the Pension & Benefits Committee (the "Plan Administrator") of Johnson & Johnson. The funding of the Plan is made through employee and Company contributions.  The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust” or "the Master Trust").  Transactions in the Trust are executed by the Trustee. Prior to October 1, 2025 the Trustee was State Street Bank and Trust Company (“State Street” or “Trustee”). Effective October 1, 2025, the Trustee is The Northern Trust Company ("Northern Trust" or "Trustee"). Recordkeeping services are provided by Alight Solutions. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.
This brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.

Contributions
In general, full-time salaried employees and certain hourly, part-time and temporary employees can contribute to the Plan. There is no service requirement for employee contributions. If a participant does not take action to enroll or declines enrollment in the Plan within their first 30 days of employment, they will be automatically enrolled for pre-tax employee contributions equal to 6% of their eligible pay and these contributions will be invested in the Plan's default investment option. The Plan's default investment option is the Target Retirement Fund that aligns with, or is closest to, the year in which the participant will turn age 62.
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 50% of eligible pay, as defined by the Plan.  Contributions can be pre-tax, Roth, after-tax or a combination of all three.  Pre-tax and Roth contributions may not exceed the smaller of (i) 50% of a participant’s base salary (and 1/2 paid commissions, if applicable) or (ii) $23,500 for 2025.  The maximum contributions to a participant’s account including participant pre-tax, Roth and after-tax contributions and the Company match is $70,000 for 2025.
Participants age 50 and over are eligible to contribute extra pre-tax and/or Roth contributions (“catch-up contributions”) above the annual Internal Revenue Service ("IRS") limitation up to $7,500 in 2025. Participants who will be age 60-63 by the end of 2025 can make catch-up contributions up to the limit of $11,250. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax, Roth and after-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.
Prior to January 1, 2025, participants received a Company matching contribution equal to 75% of the first 6% of a participant’s contributions. Effective January 1, 2025, participants receive a Company matching contribution equal to 75% of the first 6% pre-tax and Roth contributions. The Company matching contributions are made every payroll period. Effective January 1, 2025, following each Plan year, the Company will make a “true-up” matching contribution calculated under the same formula as the payroll period match but determined on an annual basis and reduced by the payroll period matching contributions received by the participant during the year. The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.
Investments
Participants may invest in one or more of the various investment funds offered by the Plan.  On January 1, 2025, the Plan introduced the Target Retirement 2065 Fund. Each of the Plan's funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.

Participants receive dividends on Johnson & Johnson common stock shares held in the Johnson & Johnson Common Stock Fund and Johnson & Johnson Stock Contributions Fund.  The dividends are automatically reinvested in the Johnson & Johnson Common Stock Fund unless specific elections are made to receive a cash payment.  The 2025 dividend pass-through amount paid to participants of $5,573,830 is reflected in benefits paid to participants in the

Johnson & Johnson Savings Plan
Notes to Financial Statements

Statement of Changes in Net Assets Available for Benefits.  For all other funds, the Trustee reinvests all dividend and interest income.

Effective September 1, 2020, participants are not permitted to (1) direct more than 20% of any contribution made to the Plan to the Johnson & Johnson Common Stock Fund or (2) transfer or reallocate amounts into the Johnson & Johnson Common Stock Fund if, immediately after such transfer or reallocation, the aggregate value of their investments in the Johnson & Johnson Common Stock Fund and the Johnson & Johnson Stock Contributions Fund would exceed 20% of their aggregate Plan Balance. This limitation does not (a) affect investments resulting from transfers before September 1, 2020 or (b) restrict percentages in excess of 20% that result from investment performance or reinvestment of dividends.

Vesting
A participant's contributions (pre-tax, after-tax, Roth and rollover) and the earnings on them are always fully vested.

For the Company matching contributions, if a participant was hired before March 1, 2017, the Company matching contributions were made to the participant's account after a one-year eligibility period was satisfied. These contributions and the associated earnings are fully vested. If a participant was hired on or after March 1, 2017, the Company matching contributions made to the participant's account, and the earnings on these contributions, become vested after the participant has completed a three-year period of service. These contributions become vested if, while employed by the Company, the participant should die, become disabled, or reach age 55. If the Company matching contributions and associated earnings are not vested when the participant employment ends, they will be forfeited unless the participant returns to employment with the Company before (1) taking a total distribution of their vested account balance and (2) incurs a break in service (a period of at least five consecutive years in which the participant is not employed by the Company).

Forfeitures
Forfeitures of non-vested Company contributions are used to reduce future Company contributions. During 2025 and 2024, $9,264,042 and $8,134,908, respectively, of forfeited participant accounts were used to reduce the Company's contributions. At December 31, 2025, there were $600,827 of forfeitures that have not yet been applied to reduce the Company's contributions.

Payment of Benefits
Participants who have not reached age 59 1/2 are allowed to withdraw an amount equal to their pre-August 1, 2003 after-tax contributions and earnings thereon, unmatched after-tax contributions made after August 1, 2003 by the employee and earnings thereon, rollover contributions and earnings thereon, and pre-2003 Company match and earnings thereon, at any time. Effective December 13, 2019, participants are able to withdraw from all vested contribution types upon meeting certain hardship conditions. Effective December 10, 2021, participants who have reached age 59 1/2 are allowed to withdraw all or any portion of their Plan account except Roth Contribution Accounts. Effective January 28, 2022, participants who have reached age 59 1/2 are allowed to withdraw all or any portion of their Plan account including Roth Contribution Accounts. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving all or part of their vested balance in the Johnson & Johnson Common Stock Fund and/or the Johnson & Johnson Stock Contributions Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Benefits are also paid to participants upon termination of employment, long-term disability or retirement. Effective January 1, 2025, participants can elect to defer payment until (A) age 75 for members who attain age 73 after December 31, 2032 and, (B) age 73 for members who attain age 73 before January 1, 2033 and age 72 after December 31 2022, (C) age 72 for members who attain age 72 before January 1, 2023 and age 70 1/2 after December 31, 2019, or (D) age 70 1/2 for members who attain age 70 1/2 before January 1, 2020. Distributions are paid either in a lump sum payment, partial payments or installment payments made on a monthly, quarterly, or annual basis over a period of years selected by the participant.
A participant’s vested account may be distributed to his/her beneficiaries in lump sum, partials, installments or maintained in the Trust upon the participant’s death only if the beneficiary is a spouse.  Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").

Johnson & Johnson Savings Plan
Notes to Financial Statements

Administrative Expenses
To cover recordkeeping expenses for the Plan, each participant is charged an annual administration fee of $36, which is assessed on a monthly basis. Additionally, participants are subject to fees for transactions such as loan requests, domestic relations orders and legal documentation review. All other third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Notes Receivable from Participants
Participants may borrow up to a maximum of 50% of their vested account balance.  The minimum loan amount is $1,000 and the maximum amount of all outstanding loans cannot exceed $50,000.  Loans bear an interest rate of prime plus 1% and the term of the loan is one to five years. Prior to September 3, 2025, the loan had to be outstanding for at least 12 months before a full repayment can be made. Effective September 3, 2025, loans can be repaid in full or in part at any time. Due to acquisitions, there are some existing loans extending beyond five years, which must be allowed to continue once transferred into the Johnson & Johnson Savings Plan. The collateralized balances in the participant’s accounts have interest rates that range from 3.25% to 11.33%.  Principal and interest is paid ratably through payroll deductions for active employees or by direct payment for inactive participants.

Prior to September 3, 2025,  loans were required to be repaid within two months following retirement or termination of employment with the Company. Effective September 3, 2025, participants who terminate employment may make arrangements to continue loan repayments in accordance with the loan's amortization schedule. If the loan is not repaid by the applicable deadline the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported to the IRS as a distribution.

    Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value, except for the fully benefit-responsive investment contracts which are stated at contract value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.
As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investments are determined on the average cost method.  Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net investment income/loss for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/loss based upon the total of each participant's share of the Trust.

Johnson & Johnson Savings Plan
Notes to Financial Statements

Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Derivatives
The Trust mitigates risk through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.

The fair value of a forward foreign exchange contract is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.

The Trust actively manages risk by periodically investing in interest rate swaps, credit default swaps and fixed income options. Interest rate swaps are used to manage interest rate risk and provide an effective means to adjust portfolio duration, maturity mix and term-structure. Credit default swaps are used to either synthetically add or reduce credit risk to an individual issuer or a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counterparty. Fixed income options are used in various ways including: to pursue upside exposure to a portion of the yield curve, to capitalize on anticipated changes in market volatility, to focus on generating income, and to serve as a hedge. The Trust records interest rate swaps, credit default swaps and options at fair value. Interest rate swaps are valued daily using underlying yield curves based upon broker/dealer sources, the present value of expected cash flows, and frequency of which they compound and pay. Credit default swaps are valued using daily underlying yield curves and/or credit curves and spreads based upon broker/dealer/index sources, the present value of expected cash flows, and the frequency of which they compound and pay including a weighted default calculation. Options are fair valued using market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, where such inputs and models are available. Alternatively, the values may be obtained through unobservable management determined inputs and/or management’s proprietary models. Where models are used, the selection of a particular model to value an option depends upon the contractual terms of, and specific risks inherent in, the option as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, measures of volatility and correlations of such inputs.

The Trust may also enter into total return swap contracts, which are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indexes during the specified period, in return for periodic payments based on a fixed or variable interest rate of the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement. Total return swaps are valued daily using underlying index levels for fixed and financing legs. The Trust determines the fair value of total return swaps based on published index prices. The total market value is the sum of the market value of both the fixed and the float legs. The market value of the fixed leg is determined by the change in price of the asset times the units. The market value of the float leg is determined by the accrued financing given the reset frequency and financing index. The Mark-to-Market (MTM) / swap value is collateralized daily.

A futures contract is an agreement to buy or sell a security or other asset for a set price on a future date. These contracts are traded on major exchanges and are marked to market daily, thus minimizing counterparty risk. The Trust enters into futures contracts mainly to manage the duration and refine the curve positioning of the fixed income portfolios, thus, allowing the investment managers to achieve the overall investment portfolios' objectives. These contracts are traded on the exchange and the fair value is the daily mark to market, which is a function of price movements for the contract relative to the level it was originally entered into.
There have been no changes in the methodologies used at December 31, 2025 and 2024.

Johnson & Johnson Savings Plan
Notes to Financial Statements

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits at the date of the financial statements and the Statement of Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
3.    Johnson & Johnson Pension and Savings Plans Master Trust
The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by the Trustee.

Johnson & Johnson Savings Plan
Notes to Financial Statements

The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2025 and 2024.

			Savings Plan's
	Master Trust		Interest in Master Trust

	2025	2024	2025	2024

ASSETS
Investments, at fair value
Short-term investment funds	$837,401,795	$1,250,144,436	$206,318,324	$692,656,295
Government and agency securities	7,909,637,860	6,702,640,214	800,180,333	495,174,353
Debt Instruments	2,715,291,495	2,655,972,031	473,757,951	387,677,429
Equity Securities	15,823,220,308	15,780,859,727	10,337,584,046	9,752,368,091
Common collective trusts	18,002,382,609	14,649,283,090	13,445,991,078	10,394,318,582
Limited Partnerships/Co-Investments	4,067,712,231	3,623,532,368	—	73,382,479
Other assets and liabilities, net	(11,570,781)	(101,772,978)	5,041,861	4,507,805
Total Investments at Fair Value	$49,344,075,517	$44,560,658,888	$25,268,873,593	$21,800,085,034

Other assets
Guaranteed and synthetic investment
contracts at contract value	$1,635,918,229	$1,768,181,421	$1,576,802,634	$1,708,110,513
Receivable for investments sold	1,178,126,254	409,180,700	12,559,513	38,447,263
Interest receivables	68,163,126	76,491,082	11,723,419	10,260,403
Dividend receivables	6,667,833	8,237,777	3,733,376	4,196,473
Other receivables	11,476,531	9,170,067	5,573,931	5,918,884
Total Other Assets	$2,900,351,973	$2,271,261,047	$1,610,392,873	$1,766,933,536

Total Master Trust assets	$52,244,427,490	$46,831,919,935	$26,879,266,466	$23,567,018,570

LIABILITIES

Payables for investments purchased	$(771,321,464)	$(578,825,229)	$(106,998,760)	$(82,707,185)
All other payables	(17,418,452)	(62,778,061)	(14,108,338)	(11,380,425)
Total Liabilities	$(788,739,916)	$(641,603,290)	$(121,107,098)	$(94,087,610)

Net Master Trust assets	$51,455,687,574	$46,190,316,645	$26,758,159,368	$23,472,930,960

     The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2025:

2025
Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	$6,680,997,213
Interest	515,823,901
Dividends	247,389,143
Total net investment income (loss)	7,444,210,257

a.     Fair Value Measurements
The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Johnson & Johnson Savings Plan
Notes to Financial Statements

Valuation Hierarchy
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•Level 1 - Quoted prices in active markets for identical assets and liabilities.
•Level 2 - Significant other observable inputs.
•Level 3 - Significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value:
•Short-term investment funds - The assets are generally comprised of quoted short-term instruments which are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2. If NAV is quoted in an active market, the investment would be classified as Level 1.
•Government and agency securities - The assets are comprised of government and agency securities and U.S. Treasury bills and notes of varying maturities. These are all generally classified as Level 2 fair values which are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
•Government and agency securities include reverse repurchase agreements. A reverse repurchase agreement, commonly known as a reverse repo, is a financial transaction where one party purchases securities from another party with a simultaneous agreement to sell them back at a later date. The price agreed upon for the repurchase is typically higher than the original sale price, reflecting an implicit interest rate known as the repo rate. Reverse repos are widely used in financial markets for liquidity management, collateralized borrowing, and short-term investment strategies. Repurchase agreements are valued based on expected settlement per the contract terms. The amounts of Reverse Repos were ($1,189,288,085) and ($1,139,063,013) in 2025 and 2024, respectively.
•Debt instruments - The assets are comprised of corporate debt and commercial loans and mortgages. Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.
•Equity securities - U.S. and International equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.
•Other assets and liabilities, net - Derivatives, and related cash and securities collateral, as applicable, are included in this category. In general, derivatives that are exchange listed and actively traded are classified as Level 1, while derivatives that are not exchange listed but still actively traded in observable markets are classified as Level 2.
•Common Collective Trusts ("CCT's") - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCTs are included in Investments measured at Net Asset Value. A majority of the CCTs are used for liquidity purposes for both the defined benefit and defined

Johnson & Johnson Savings Plan
Notes to Financial Statements

contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity with no prior notice for participant transactions, and 2-day prior notice for Plan Sponsor transactions for the various Plan investment options. Participant directed purchases and sales are transacted at the NAV.  At December 31, 2025 and 2024, approximately 73% and 69%, respectively, of the CCTs are invested in passive strategies that mimic the indices, and 27% and 31%, respectively, in active strategies.  Additionally, at December 31, 2025 and 2024, 63% and 61%, respectively, of the active and passive CCTs are invested in U.S. equities, 23% and 26%, respectively, are invested in global equities and emerging markets, and the remaining 14% and 13%, respectively, are invested in fixed income.  There are no unfunded commitments for any of the CCTs that the Trust invests in.
•Limited Partnerships ("LP") - The Trust invests in LP investments including Emerging Market Long-Only Equity Funds and Private Market Funds. As of December 31, 2025 and 2024, approximately 0% and 3%, respectively, of these investments are invested in Emerging Market Long-Only Equity Funds and 100% and 97%, respectively, in Private Market Funds.
The Trust's private market program has invested as a limited partner in a well-diversified portfolio of funds managed by general partners. The program is being managed to ensure adequate diversification by general partner, strategy type (private equity, real assets, and private credit), and geographic region. The Trust engages in co-investments alongside the general partners of the funds, as presented by them, to access attractive investments beyond the pro rata interest obtained through the fund investments. The Trust employs diverse valuation methodologies for co-investments, including multiples of earnings, discounted cash-flow analysis, and fundamental investment assessment. Factors such as financial statements, purchase price, and market observations are considered to ensure a comprehensive and accurate determination of fair value. The Trust will also assess NAV calculations from the General Partners following a similar valuation methodology. As of December 31, 2025 and 2024, approximately 58% and 58%, respectively, of these investments are invested in private equity (as of December 31, 2025 and 2024 Co-investments represent 16% and 17%, respectively, of the private equity strategy), 17% and 15%, respectively, in real assets, and 25% and 27%, respectively, in private credit. The Trust has entered into a number of private markets agreements that commit the Trust, upon request, to make additional investment purchases up to predetermined amounts. As of December 31, 2025, and 2024, the Trust had aggregate unfunded commitments of $1,842,342,412 and $2,032,793,729 respectively. These commitments are expected to be satisfied with distributions from existing funds, reinvestment of proceeds and/or periodic rebalancing of existing investments. The LP investments have target maturity dates ranging from 2026 to at least 2036 with the possibility of 2 to 4 years of extensions in accordance with the respective LP's governing documents. Distributions to the Trust from LP investments are generally driven by portfolio company liquidation in the public and private markets or other events. Otherwise, the LP investments are not redeemable. The fair value of the Trust's LP investments, excluding certain co-investments, has been determined using NAV provided by the respective general partners as a practical expedient. The NAV is the pro-rata share of the Trust's position based on the value of the underlying assets owned by the LP, minus its liabilities.

    2025 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Investments measured at Net	Total Assets
December 31, 2025	(Level 1)	(Level 2)	(Level 3)	Asset Value
Short-term investment funds	$—	$837,401,795	$—	$—	$837,401,795
Government and agency securities	—	7,909,637,860	—	—	7,909,637,860
Debt instruments	—	2,715,291,495	—	—	2,715,291,495
Equity Securities	15,822,609,084	—	611,224	—	15,823,220,308
Common collective trusts	—	—	—	18,002,382,609	18,002,382,609
Limited Partnerships/Co-Investments	—	—	101,370,032	3,966,342,199	4,067,712,231
Other assets and liabilities, net	(208,048)	(11,362,733)	—	—	(11,570,781)
Trust investments at fair value	$15,822,401,036	$11,450,968,417	$101,981,256	$21,968,724,808	$49,344,075,517

Johnson & Johnson Savings Plan
Notes to Financial Statements

2024 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Investments measured at Net	Total Assets
December 31, 2024	(Level 1)	(Level 2)	(Level 3)	Asset Value
Short-term investment funds	$—	$1,250,144,436	$—	$—	$1,250,144,436
Government and agency securities	—	6,702,640,214	—	—	6,702,640,214
Debt instruments	—	2,655,972,031	—	—	2,655,972,031
Equity securities	15,780,859,727	—	—	—	15,780,859,727
Common Collective Trusts	—	—	—	14,649,283,090	14,649,283,090
Limited Partnerships/Co-Investments	—	—	96,720,580	3,526,811,788	3,623,532,368
Other assets and liabilities, net	(113,770,373)	11,997,395	—	—	(101,772,978)
Trust investments at fair value	$15,667,089,354	$10,620,754,076	$96,720,580	$18,176,094,878	$44,560,658,888
b.    Synthetic Investment Contracts
The Trust holds investments in synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is Aa3.  These investments are recorded at their book values. The synthetic GICs’ contract value represents book value plus reinvested income adjusted for net cash flows. The synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.
The synthetic GICs provide a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets with overall Aa2/AA credit quality, underlying the synthetic GICs primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GICs was $1,635,918,229 and $1,768,181,421 at December 31, 2025 and December 31, 2024, respectively.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC (synthetic or traditional) at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.
c.     Derivatives
Presented in the following table is the fair value of derivatives within the Trust as of December 31, 2025 and 2024. The net unrealized appreciation/depreciation of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits. Derivatives are included in the Other assets and liabilities, net category in the Master Trust Table.

Johnson & Johnson Savings Plan
Notes to Financial Statements

	2025		2024
	Asset	Liability	Asset	Liability
Fair Value of Derivatives
Forward Foreign Exchange Contracts	$—	$581,001	$67,841	$—
Futures	—	2,436,559	—	4,059,383
Interest Rate Swaps	3,140,879	—	43,615	—
Credit Default Swaps	5,947,250	—	—	3,726,186
Options	—	13,381	—	22,416
Total Return Swaps	—	19,169,900	—	33,848,570
Total	$9,088,129	$22,200,841	$111,456	$41,656,555
The following table provides information on the investment gains/(losses) on derivatives within the Trust for the year ended December 31, 2025. These amounts are included in the Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.

	2025
	Realized (Loss)/Gain	Change in Unrealized (Loss)/Gain	Total Investment (Loss)/Gain
Forward Foreign Exchange Contracts	$519,175	$(648,842)	$(129,667)
Futures	24,651,470	1,622,824	26,274,294
Interest Rate Swaps	(246,684)	3,097,264	2,850,580
Credit Default Swaps	873,164	9,673,436	10,546,600
Options	260,241	9,035	269,276
Total Return Swaps	94,541,043	14,678,670	109,219,713
Total	$120,598,409	$28,432,387	$149,030,796

The following table provides information on collateral pledged by and owed to the Trust as of December 31, 2025 and 2024.

	2025	2024
	Pledged/ (Owed)	Pledged/ (Owed)
	Cash	Cash
Futures	—	—
Swaps	4,518,000	(9,440,000)

Johnson & Johnson Savings Plan
Notes to Financial Statements

The following table provides the average notional value of derivatives held by the Trust as of December 31, 2025 and 2024.

	Average Notional Value
	2025	2024
Purchased Forward Foreign Exchange Contracts	$13,870,511	$2,327,990
Sold Forward Foreign Exchange Contracts	33,333,526	10,323,692
Purchased Futures Contracts	1,567,406,214	2,415,846,358
Sold Futures Contracts	65,869,093	39,707,608
Purchased Options Contracts	—	250,000
Written Options Contracts	36,485,853	6,800,000
Interest Rate Swaps	645,053,267	602,893,898
Written Credit Default Swaps	159,491,117	182,271,163
Total Return Swaps	1,859,844,287	1,755,247,963

For the written credit default swaps, the recourse provisions are determined either by the International Swaps and Derivatives Association ("ISDA") agreements or the exchange. Where the Trust is a seller of credit default swaps and if a credit event occurs due to the default of the underlying security or the underlying tranche, this would result in a net loss to the Trust. At December 31, 2025, the maximum payout for outstanding credit default swaps aggregated to $157,335,000 with terms as follows:

	December 31, 2025
Number of Contracts	Maturity	Total Value
13	1 Year	$116,530,000
4	2 Years	8,275,000
1	3 Years	100,000
2	4 Years	1,300,000
3	5 Years	6,100,000
2	6 Years	9,200,000
1	7 Years	2,600,000
2	8 Years	1,300,000
2	9 Years	3,900,000
1	10 Years	8,030,000

At December 31, 2024, the maximum payout for outstanding credit default swaps aggregated to $162,305,000 with terms as follows:

	December 31, 2024
Number of Contracts	Maturity	Total Value
4	1 Year	$5,600,000
9	2 Years	110,930,000
4	3 Years	8,275,000
1	4 Years	200,000
3	5 Years	10,700,000
2	7 Years	9,200,000
2	8 Years	8,100,000
2	9 Years	1,300,000
1	10 Years	8,000,000

Johnson & Johnson Savings Plan
Notes to Financial Statements

4.    Notes Receivable from Participants
The Plan had participant loans outstanding at December 31, 2025 and December 31, 2024 of $96.4 million and $93.8 million, respectively.  The net increase of $2.6 million for 2025 represents loan issuances of $51.7 million less loan retirements and payments toward outstanding loans of $49.1 million. Delinquent notes receivable from participants are reclassified to benefit payments based on terms of the Plan document.
5.    Tax Status
The Plan recently received a favorable determination letter from the IRS dated March 10, 2026.  Although the determination letter does not apply to certain recent amendments to the Plan, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has concluded that as of December 31, 2025 and December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Related Party Transactions
Certain Plan investments, such as shares of CCTs managed by State Street Global Advisors, a division of State Street, and shares of State Street common stock and bonds, qualify as party-in-interest transactions as State Street was the Trustee through September 30, 2025 as defined by the Plan.  As of December 31, 2025 and December 31, 2024, the total market value of investments in these interests allocated to the Plan and managed by State Street was $11,420,918,577 and $9,755,937,102, respectively.
Certain Plan investments managed by The Northern Trust qualify as party-in-interest transactions as The Northern Trust became the Trustee effective October 1, 2025. As of December 31, 2025, the total market value of investments in these interests allocated to the Plan and managed by The Northern Trust was $229,381,535.
The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2025 and December 31, 2024, the fair value of investments in Johnson & Johnson common stock was $3,443,417,665 and $2,693,242,930, respectively. During the year ended December 31, 2025, the Plan made purchases of $71,012,118 and sales of $406,545,745 of the Company’s common stock. The total dividend income received during 2025 was $90,383,792. The total realized and unrealized gains during 2025 were $205,166,824 and $883,091,812, respectively.
7.    Asset Transfers
As a result of business acquisitions by the Company, the following transfers into the Plan were completed in 2025:

Plan Name	Amount Transferred In	Date of Transfer
Serotiny 401(k) Plan	$525,959	January 2025
Shockwave Medical 401(k) Plan	98,694,016	May 2025
Ambrx, Inc. 401(k) Plan	11,131,999	June 2025
Patient Service Center LLC Savings Plan	3,672,773	June 2025
V-Wave 401(k) Plan	3,360,703	November 2025

Johnson & Johnson Savings Plan
Notes to Financial Statements

8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$26,893,899,824	$23,585,553,194
Deemed distributions	(731,504)	(788,044)
Amounts allocated to withdrawing participants	(7,573,665)	(4,729,325)
Net assets available for benefits per the Form 5500	$26,885,594,655	$23,580,035,825
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2025
Net increase in net assets available for benefits per the financial statements	$3,190,961,180
Less: Amounts allocated to withdrawing participants at December 31, 2025 (not yet paid)	(7,573,665)
Less: Deemed distributions	(95,447)
Add: Amounts allocated to withdrawing participants at December 31, 2024	4,729,325
Add: Loan offset	151,987
Net increase in net assets available for benefits per the Form 5500	$3,188,173,380
9. Subsequent Events

In October 2025, the Company announced its intention to separate the Company’s Orthopedics business. The Company is targeting completion of the planned separation in 18 to 24 months after initial announcement. The Company is exploring multiple paths to effect the planned separation, with no decision at this time. The planned separation may not be completed on the terms or timeline currently contemplated, if at all, and may not achieve the expected results. The impacts of this decision is not yet known, but are being closely monitored through 2026.

The Plan has assessed subsequent events through the date that the financial statements were available to be issued and has determined that no other items require disclosure.

Johnson & Johnson Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Plan's interest in the Trust	Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$26,758,159,368
*Participant loans	Interest rates ranging from 3.25% to 11.33%. Maturities ranging from 2026 - 2039	**	$96,395,432

*    Represents party-in-interest transactions
**    Not applicable

Johnson and Johnson Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2025

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ❑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$ 0	$ 1,905*	$ 0	$ 0
*All delinquent contributions, adjusted for earnings, have been contributed to the Plan.